33D

05039064

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2005 WASH, DC 202

SEC FILE NUMBER
8-65729

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Wellington Square Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 East 52nd Street
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Teig (212) 750-4545
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosen Seymour Shapss Martin & Company LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue (Address) NY (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David Kelley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wellington Square Securities LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

David Kelley
Signature

Managing Director
Title

Samuel Bergman
Notary Public

SAMUEL BERGMAN
NOTARY PUBLIC, STATE OF NEW YORK
NO. 30-4646867
QUALIFIED IN NASSAU COUNTY
COMMISSION EXPIRES APRIL 30, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Year Ended December 31, 2004

ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
Certified Public Accountants & Profitability Consultants

INDEPENDENT AUDITORS' REPORT

To the Members of
Wellington Square Securities LLC:

We have audited the accompanying statement of financial condition of Wellington Square Securities LLC (a Limited Liability Company) as of December 31, 2004, and the related statements of income (loss), changes in members' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wellington Square Securities LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosen Seymour Shapss Martin & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
January 19, 2005

WELLINGTON SQUARE SECURITIES LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

Assets	
Cash	$ 71,867
Prepaid expenses and other assets	7,300
Total assets	$ 79,167
Liabilities and Members' Capital	
Liabilities:	
Accrued expenses	$ 7,200
Total liabilities	7,200
Commitments and contingencies (Note 4)	
Members' capital	71,967
Total liabilities and members' capital	$ 79,167

The accompanying notes are an integral part of these financial statements.

STATEMENT OF INCOME (LOSS)

Year Ended December 31, 2004

Revenues:	
Interest income	$ 293
Total revenues	293
Expenses:	
Professional services	4,507
Regulatory fees and expenses	4,399
Administrative fee (Note 3)	27,000
Other expenses	1,025
Total expenses	36,931
Net loss	$ (36,638)

The accompanying notes are an integral part of these financial statements.

WELLINGTON SQUARE SECURITIES LLC
(A Limited Liability Company)

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

Year Ended December 31, 2004

Members' capital:	
January 1, 2004	$ 217,212
Net (loss) – year 2004	(36,638)
Distributions	(108,607)
December 31, 2004	$ 71,967

The accompanying notes are an integral part of these financial statements.

WELLINGTON SQUARE SECURITIES LLC
(A Limited Liability Company)

STATEMENT OF CASH FLOWS

Year Ended December 31, 2004

Cash flows from operating activities:	
Net loss	$ (36,638)
(Increase) in operating assets:	
Prepaid expenses and other assets	(7,300)
Decrease in operating liabilities:	
Accrued expenses	(2,800)
Income taxes payable	(4,640)
Net cash used in operating activities	(51,378)
Cash flows from financing activities:	
Distribution to member	(108,607)
Net decrease in cash	(159,985)
Cash:	
Beginning of year	231,852
End of year	$ 71,867
Supplemental cash flow disclosure:	
Cash paid during the year for taxes	$ 4,648

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

The Company is a securities broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers ("NASD"). The Company's principal lines of business are the private placement of securities and merger and acquisition advisory services for clients in the United States.

2. Significant Accounting Policies

Fee Income

The Company earns fees on the private placement of securities and merger and acquisition advisory services. Revenue is recognized at the closing of the transaction.

Income Taxes

A limited liability company is treated as a partnership for income tax purposes and is not subject to federal or state income taxes. The taxable income or loss of the Company is included in the individual income tax returns of its members based upon their percentages of ownership. Consequently, no provision for federal or state income taxes is required in the accompanying financial statements. However, the Company is subject to the New York City unincorporated business tax which has been estimated to be $-0- for 2004.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that subject the Company to risk of loss consists principally of deposits with financial institutions. The Company invests its excess cash in deposits with major financial institutions, with strong credit ratings, and has established guidelines relative to diversification and maturities that maintain safety and liquidity.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days.

3. Related Party Transactions

The Company entered into an expense-sharing agreement effective September 1, 2003 with an affiliated entity. Under the terms of the agreement the affiliated entity pays all general operating expenses, provides the Company with the use of its office space, communication and computer information systems, office supplies and employees and outside service providers. The Company in turn pays

the affiliated entity a fixed fee of $2,250 per month. The agreement may be terminated by either party on 30 days prior notice. For the year ended December 31, 2004 the Company paid $27,000 to the affiliated entity under this agreement. The agreement terminates on January 1, 2005 (see Note 4).

4. Commitments and Contingencies

The Company has entered into a one year agreement with an unrelated party, effective January 1, 2005 for the use of office space and equipment. The agreement requires monthly payments of $2,325. The agreement will automatically renew for an additional year at the then market rate unless written notice is given at least 60 days prior to the expiration of the agreement.

5. Members' Capital

On November 24, 2004 the Company filed a notice with the National Association of Securities Dealers of its intent to change the ownership and control of the Company. Under the contemplated change the two current members would sell their interests to two individuals who have served as managing directors of the Company since its inception. The current members would cease to have any relationship with the Company.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company had net capital of $64,667 which resulted in excess net capital of $59,667.

SUPPLEMENTARY INFORMATION

SCHEDULE I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2004

Net capital:	
Members' capital	$ 71,967
Deductions:	
Non-allowable assets	7,300
Net capital before haircuts on securities positions	64,667
Haircuts on securities	-
Net capital	$ 64,667
Total aggregate indebtedness	$ 7,200
Computation of Basic Net Capital Requirement	
Minimum net capital required by Rule 15c3-1(2)(vi)	$ 5,000
Excess capital at 1,500 percent	$ 59,667
Excess net capital at 1,000 percent	$ 63,947
Ratio: aggregate indebtedness to net capital	.11 to 1

See independent auditors' report.

SCHEDULE II – Reconciliation of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission to the Corresponding Unaudited Form X-17A-5 Part IIA Filing

As of December 31, 2004

Net capital, as reported in the Company's Part II (unaudited) FOCUS Report	$ 71,967
Non-allowable assets erroneously reported as allowable:	
Prepaid expenses and other assets	7,300
Net capital per Schedule I	$ 64,667

See independent auditors' report.

**INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL**

The Members of
Wellington Square Securities LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Wellington Square Securities LLC (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and

recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the members and management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rosen Seymour Shapss Martin & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
January 19, 2005

WELLINGTON SQUARE SECURITIES LLC
(A Limited Liability Company)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2004

WITH
INDEPENDENT AUDITORS' REPORT